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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the Month of October, 2003

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)

        3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]





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          Registrant's press release dated October 27, 2003.


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     SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELRON ELECTRONIC INDUSTRIES LTD.
                                        (Registrant)


                                        By: s/s Tal Raz
                                            ------------------------------------
                                            Tal Raz

Dated: October 29, 2003


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